FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): October 18, 2002

Commission file number 1-12579

OGE ENERGY CORP.
(Exact name of registrant as specified in its charter)

Oklahoma	73-1481638
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification No.)

321 North Harvey
P. O. Box 321
Oklahoma City, Oklahoma 73101-0321
(Address of principal executive offices)
(Zip Code)

405-553-3000
(Registrant's telephone number, including area code)

Item 9. Regulation FD Disclosure

OGE Energy Corp. (the "Company") is the parent company of Oklahoma Gas and Electric Company ("OG&E"), a regulated electric utility with approximately 700,000 customers in Oklahoma and Arkansas and Enogex Inc. and its subsidiaries ("Enogex"), a natural gas pipeline and energy marketing company with principal operations in Oklahoma and Arkansas.

On October 17, 2002, the Company announced the following performance improvements and enhancements of its unregulated business, Enogex.

The Company expects to have approximately $60 to $80 million, on a consolidated basis, of free cash flow each year from 2002 through 2004. A significant percentage of this cash flow is expected to be generated by Enogex. OG&E expects to be self-funding over this time frame for its maintenance and capital expenditures. Free cash flow is operating cash flow minus capital expenditures and common dividends.

Enogex initiated the process, in September 2002, to sell its West Texas Properties consisting of the NuStar Joint Venture ("NuStar"). Enogex has received preliminary bids exceeding NuStar's book value of approximately $36 million. Enogex expects the sale to be completed in late 2002 or early 2003.

Enogex, through contract renegotiations and an agreement in principle with the producers on its Federal Energy Regulatory Commission Section 311 rate case, expects to have the following processing contract mix at December 31, 2002:

Purchase of Liquids	31%
Fixed Fee	9%
Fixed Fee or Treating Fee	39%
Keep Whole	21%

Some of the matters discussed in this Form 8-K may contain forward-looking statements that are subject to certain risks, uncertainties and assumptions. Such forward-looking statements are intended to be identified in this document by the words "anticipate", "estimate", "objective", "possible", "potential" and similar expressions. Actual results may vary materially. Factors that could cause actual results to differ materially include, but are not limited to: general economic conditions, including their impact on capital expenditures; business conditions in the energy industry; competitive factors including the extent and timing of the entry of additional competition in the markets served by the Company; unusual weather; state and federal legislative and regulatory decisions and initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters the Company's markets; and other risk factors listed in the Company's Form 10-K for the year ended December 31, 2001, and other factors described from time to time in the Company's reports to the Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

OGE ENERGY CORP.
(Registrant)

By   /s/   Donald R. Rowlett
Donald R. Rowlett
Vice President and Controller

(On behalf of the registrant and in
his capacity as Chief Accounting Officer)

October 18, 2002